Item 1


                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US dollars unless otherwise stated


Month                          January-01
Payment Date                   15th of each month
Convention                     Modified Following Business Day
Current Payment Date           16-Jan-01
Current Calculation Date       9-Jan-01
Previous Payment Date          15-Dec-00
Previous Calculation Date      11-Dec-00
----------------------------------------------------------------------------------------------

1. Account Activity Summary between Calculation Dates

----------------------------------------------------------------------------------------------
                                    Prior         Deposits     Withdrawals      Balance on
                                   Balance                                   Calculation Date
                                  11-Dec-00                                      9-Jan-01
----------------------------------------------------------------------------------------------
Expense Account                   1,354,167.30   7,538,425.23  (2,040,345.98)    6,852,246.55
Collection Account              104,278,006.51  15,539,266.15 (18,111,397.51)  101,705,875.15
Aircraft Purchase Account       115,609,802.83     420,460.02 (80,455,720.85)   35,574,542.00

- Liquidity Reserve cash balance 84,716,609.00                             -    86,982,761.00
----------------------------------------------------------------------------------------------
Total                           221,241,976.64  23,498,151.40 (100,607,464.34) 144,132,663.70
----------------------------------------------------------------------------------------------

2. Analysis of Aircraft Purchase Account Activity

----------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                   115,609,802.83
Interest Income                                                                    420,460.02
Aircraft Purchase Payments                                                     (79,817,769.00)
Economic Swap Payments                                                            (637,951.85)
----------------------------------------------------------------------------------------------
Balance on current Calculation Date                                             35,574,542.00
----------------------------------------------------------------------------------------------

3. Analysis of Expenses Account Activity

----------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                     1,354,167.30
Transfer from Collection Account on previous Payment Date                        7,518,263.06
Permitted Aircraft Accrual                                                                  -
Interim Transfer from Collection Account                                                    -
Transfers from Aircraft Purchase Account                                                    -
Interest Income                                                                     20,162.17
Balance on current Calculation Date
- Payments on previous payment date                                               (895,299.82)
- Interim payments                                                                          -
- Other                                                                         (1,145,046.16)
----------------------------------------------------------------------------------------------
Balance on current Calculation Date                                              6,852,246.55
----------------------------------------------------------------------------------------------





4. Analysis of Collection Account Activity

----------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                   104,278,006.51
Collections during period                                                       15,539,266.15
Transfer to Expense Account on previous Payment Date
- Required Expense Amount                                                       (7,342,740.57)
- Permitted Aircraft Modifications                                                          -
Net Swap payments on previous Payment Date                                        (175,522.49)
Aggregate Note Payments on previous Payment Date                               (10,593,134.45)
----------------------------------------------------------------------------------------------
Balance on current Calculation Date                                            101,705,875.15
----------------------------------------------------------------------------------------------

Analysis of Liquidity Reserve Amount
First Collection Account Reserve                                                65,000,000.00
Cash Held
- Security Deposits                                                             21,982,761.00
                                                                             -----------------
 Liquidity Reserve Amount                                                       86,982,761.00
                                                                             -----------------




                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US dollars unless otherwise stated


Current Payment Date                   16-Jan-01
Current Calculation Date                9-Jan-01
Previous Payment Date                  15-Dec-00
Previous Calculation Date              11-Dec-00
----------------------------------------------------------------------------------------------------------------
Balance in Collection and Expense Account                                                        108,558,121.70
Liquidity Reserve Amount                                                                         (86,982,761.00)
                                                                                              ------------------
Available Collections                                                                             21,575,360.70
                                                                                              ==================

4. Analysis of Collection Account Activity (Continued)
----------------------------------------------------------------------------------------------------------------
Analysis of Current Payment Date Distributions

(I)          Total Required Expense Amount                                                         7,600,000.00
(II) a)      Class A Interest but excluding Step-up                                                6,189,436.99
     b)      Swap Payments other than subordinated swap payments                                     133,837.32
(iii)        First Collection Account top-up (Minimum liquidity reserve $30 m)                    30,000,000.00
(iv)         Class A Minimum principal payment                                                                -
(v)          Class B Interest                                                                      1,016,286.26
(vi)         Class B Minimum principal payment                                                        72,922.22
(vii)        Class C Interest                                                                      1,223,473.67
(viii)       Class C Minimum principal payment                                                                -
(ix)         Class D Interest                                                                        700,522.66
(x)          Class D Minimum principal payment                                                                -
(xi)         Second collection account top-up                                                     56,982,761.00
(xii)        Class A Scheduled principal                                                                      -
(xiii)       Class B Scheduled principal                                                             609,699.82
(xiv)        Class C Scheduled principal                                                             131,325.01
(xv)         Class D Scheduled principal                                                                      -
(xvi)        Permitted accruals for Modifications
(xvii)       Step-up interest                                                                                 -
(xviii)      Class A Supplemental principal                                                        3,897,856.75
(xix)        Class E Primary Interest                                                                         -
(xx)         Class B Supplemental principal                                                                   -
(xxi)        Class A Outstanding Principal                                                                    -
(xxii)       Class B Outstanding Principal                                                                    -
(xxiii)      Class C Outstanding Principal                                                                    -
(xxiv)       Class D Outstanding Principal                                                                    -
(xxv)        Subordinated Swap payments                                                                       -
                                                                                              ------------------
             Total Payments with respect to Payment Date                                         108,558,121.70
             less collection Account Top Ups (iii) (b) and (xi) (b) above                         86,982,761.00
                                                                                              ------------------
                                                                                                  21,575,360.70
                                                                                              ==================

----------------------------------------------------------------------------------------------------------------




                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US dollars unless otherwise stated


Current Payment Date               16-Jan-01
Current Calculation Date           9-Jan-01
Previous Payment Date              15-Dec-00
Previous Calculation Date          11-Dec-00
------------------------------------------------------------------------------------------

5. Payments on the Notes by Subclass

---------------------------------------------------------------------------------------------
                                   Subclass        Subclass       Subclass         Total
Floating Rate Notes                  A-2             A-3            A-4           Class A
---------------------------------------------------------------------------------------------
Applicable LIBOR                    6.71000%        6.71000%        6.71000%
Applicable Margin                    0.3200%         0.4600%         0.5200%
Applicable Interest Rate            7.03000%        7.17000%        7.23000%
Day Count                            Act/360         Act/360         Act/360
Actual Number of Days                     32              32              32
Interest Amount Payable         1,189,680.41    3,600,933.33    1,398,823.25
Step-up Interest Amount Payable      NA              NA              NA
---------------------------------------------------------------------------------------------
Total Interest Paid             1,189,680.41    3,600,933.33    1,398,823.25     6,189,436.99
---------------------------------------------------------------------------------------------
Expected Final Payment Date        15-Dec-05       15-Jun-02       15-May-11
Excess Amortisation Date           17-Aug-98       15-Feb-06       15-Aug-00
---------------------------------------------------------------------------------------------
Original Balance              290,000,000.00  565,000,000.00  235,000,000.00
Opening Outstanding
Balance                       190,382,711.37  565,000,000.00  217,659,219.42   973,041,930.79
---------------------------------------------------------------------------------------------
Extended Pool Factors                 76.45%         100.00%         100.00%
Pool Factors                          67.90%         100.00%          91.61%
---------------------------------------------------------------------------------------------
Minimum Principal Payment                  -               -               -                -
Scheduled Principal Payment                -               -               -                -
Supplemental Principal Payment    710,193.27               -    3,187,663.48     3,897,856.75
----------------------------------------------------------------------------------------------
Total Principal Distribution
Amount                            710,193.27               -    3,187,663.48     3,897,856.75
----------------------------------------------------------------------------------------------
Redemption Amount
- amount allocable to principal                                                             -
- amount allocable to premium
---------------------------------------------------------------------------------------------
Closing Outstanding Principal
Balance                       189,672,518.10  565,000,000.00  214,471,555.94   969,144,074.04
---------------------------------------------------------------------------------------------


(Table to be continued)


(Table continued)


---------------------------------------------------------------------------
                                   Subclass     Subclass        Total
Floating Rate Notes                   B-1          B-2         Class B
---------------------------------------------------------------------------
Applicable LIBOR                     6.71000%       6.71000%
Applicable Margin                     0.6000%        1.0500%
Applicable Interest Rate             7.31000%       7.76000%
Day Count                             Act/360        Act/360
Actual Number of Days                      32             32
Interest Amount Payable            475,992.17     540,294.08
Step-up Interest Amount Payable         NA            NA
----------------------------------------------------------------------------
Total Interest Paid                475,992.17     540,294.08    1,016,286.26
----------------------------------------------------------------------------
Expected Final Payment Date         15-Jul-13      15-Jul-08
Excess Amortisation Date            17-Aug-98      15-Aug-00
----------------------------------------------------------------------------
Original Balance                85,000,000.00  80,000,000.00
Opening Outstanding
Balance                         73,254,609.49  78,328,717.00  151,583,326.49
----------------------------------------------------------------------------
Extended Pool Factors                  93.50%       100.00%
Pool Factors                           88.31%        99.86%
----------------------------------------------------------------------------
Minimum Principal Payment           35,240.61      37,681.61       72,922.22
Scheduled Principal Payment        294,645.35     315,054.47      609,699.82
Supplemental Principal Payment              -              -               -
----------------------------------------------------------------------------
Total Principal Distribution
Amount                             329,885.96     352,736.08      682,622.04
----------------------------------------------------------------------------
Redemption Amount
- amount allocable to principal
- amount allocable to premium
----------------------------------------------------------------------------
Closing Outstanding Principal
Balance                         72,924,723.53  77,975,980.92  150,900,704.45
----------------------------------------------------------------------------


(Table to be continued)


(Table continued)

------------------------------------------------------------------------------
                                     Subclass     Subclass         Total
Floating Rate Notes                     C-1          C-2          Class C
------------------------------------------------------------------------------
Applicable LIBOR                       6.71000%       6.71000%
Applicable Margin                       1.3500%        2.0500%
Applicable Interest Rate               8.06000%       8.76000%
Day Count                               Act/360        Act/360
Actual Number of Days                        32             32
Interest Amount Payable              601,045.34     622,428.33
Step-up Interest Amount Payable          NA            NA
------------------------------------------------------------------------------
Total Interest Paid                  601,045.34     622,428.33    1,223,473.67
------------------------------------------------------------------------------
Expected Final Payment Date           15-Jul-13      15-Jun-08
Excess Amortisation Date              17-Aug-98      15-Aug-00
------------------------------------------------------------------------------
Original Balance                  85,000,000.00  80,000,000.00
Opening Outstanding Principal
Balance                           83,892,804.50  79,935,144.98  163,827,949.48
------------------------------------------------------------------------------
Extended Pool Factors                    99.96%        100.00%
Pool Factors                             98.35%         99.77%
------------------------------------------------------------------------------
Minimum Principal Payment                     -              -               -
Scheduled Principal Payment           93,572.00      37,753.01      131,325.01
Supplemental Principal Payment                -              -               -
------------------------------------------------------------------------------
Total Principal Distribution
Amount                                93,572.00      37,753.01      131,325.01
------------------------------------------------------------------------------
Redemption Amount                             -              -
- amount allocable to principal               -              -
- amount allocable to premium                 -              -
------------------------------------------------------------------------------
Closing Outstanding Principal
Balance                           83,799,232.50  79,897,391.97  163,696,624.47
------------------------------------------------------------------------------


------------------------------------------------
Fixed Rate Notes                        D-2
------------------------------------------------
Applicable Interest Rate               8.50000%
Day count                              30 / 360
Number of Days                               30
Interest Amount Payable              700,522.66
------------------------------------------------
Total Interest Paid                  700,522.66
------------------------------------------------
Expected Final Payment Date           15-Mar-14
Excess Amortisation Date              15-Jul-10
------------------------------------------------
Original Balance                 100,000,000.00
Opening Outstanding Principal
Balance                           98,897,317.00
------------------------------------------------
Extended Pool Factors                   100.00%
Expected Pool Factors                   100.00%
------------------------------------------------
Extended Amount                               -
Expected Pool Factor Amount                   -
Surplus Amortisation
------------------------------------------------
Total Principal Distribution Amount           -
------------------------------------------------
Redemption Amount                             -
- amount allocable to principal               -
                                  --------------
- amount allocable to premium                 -
------------------------------------------------
Closing Outstanding Principal
Balance                           98,897,317.00
------------------------------------------------

                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US dollars unless otherwise stated


Current Payment Date                      16-Jan-01
Current Calculation Date                   9-Jan-01
Previous Payment Date                     15-Dec-00
Previous Calculation Date                 11-Dec-00
----------------------------------------------------------------------------------------------------------------

6. Floating Rate Note information for next Interest Accrual Period

Start of Interest Accrual Period          16-Jan-01
End of Interest Accrual Period            15-Feb-01
Reference Date                            11-Jan-01

---------------------------------------------------------------------------------------------------------------------------
                                            A-2         A-3         A-4        B-1         B-2         C-1         C-2
---------------------------------------------------------------------------------------------------------------------------
Applicable LIBOR                           5.88250%    5.88250%    5.88250%   5.88250%    5.88250%     5.88250%   5.88250%
Applicable Margin                           0.3200%     0.4600%     0.5200%    0.6000%     1.0500%      1.3500%    2.0500%
Applicable Interest Rate                    6.2025%     6.3425%     6.4025%    6.4825%     6.9325%      7.2325%    7.9325%
---------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------
Fixed Rate Notes                            D-1
----------------------------------------------------
Actual Pool Factor                          100.00%
----------------------------------------------------
----------------------------------------------------------------------------

7. Payments per $100,000 Initial Outstanding Principal Balance of Notes

---------------------------------------------------------------------------------------------------------------------------
(a) Floating Rate Notes                     A-2         A-3         A-4        B-1         B-2         C-1         C-2
---------------------------------------------------------------------------------------------------------------------------

Opening Outstanding Principal Balance    190,382.71  565,000.00  217,659.22  73,254.61   78,328.72    83,892.80  79,935.14
Total Principal Payments                     710.19           -    3,187.66     329.89      352.74        93.57      37.75
Closing Outstanding Principal Balance    189,672.52  565,000.00  214,471.56  72,924.72   77,975.98    83,799.23  79,897.39

Total Interest                             1,189.68    3,600.93    1,398.82     475.99      540.29       601.05     622.43
Total Premium                               0.0000%     0.0000%     0.0000%    0.0000%     0.0000%      0.0000%    0.0000%
---------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------
(b) Fixed Rate Notes                        D-2
----------------------------------------------------
Opening Outstanding Principal Balance     98,897.32
Total Principal Payments                          -
Closing Outstanding Principal Balance     98,897.32

Total Interest                               700.52
Total Premium                                     -
----------------------------------------------------
----------------------------------------------------------------------------------------------------------------